BTQ TECHNOLOGIES CORP.

PROVIDES BI-WEEKLY MCTO STATUS UPDATE

Vancouver, British Columbia, May 1, 2024 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF) is providing this bi-weekly update on the status of the management cease trade order issued on April 3, 2024 (the "MCTO"), by its principal regulator, the British Columbia Securities Commission (the "BCSC"), under National Policy 12- 203 - Management Cease Trade Orders ("NP 12-203"), after the Company's previous announcement on March 18, 2024 (the "Default Announcement"), that it expected to be unable to file its audited annual financial statements for the year ended December 31, 2023 and associated management's discussion and analysis and certifications, along with its annual information financial form for the year ended December 31, 2023 (collectively, the "Annual Filings").

The Company had anticipated filing the Annual Filings by May 2, 2024; however, the auditor of the Company has advised that it will not be in a position to complete the audit by May 2, 2024, and has advised that it requires additional time to complete the audit. As a result, the Company now anticipates filing the Annual Filings on or before May 24, 2024.

As a result of the delay in filing the Annual Filings, the Company will be unable to file its interim financial statements for the three months ended March 31, 2024, and associated management's discussion and analysis and certifications (collectively, the "Interim Filings"). The Company anticipates filing the Interim Filings on or before May 29, 2024.

Except as herein disclosed, there are no material changes to the information contained in the Default Announcement or the Company's subsequent press releases on April 4 and April 17, 2024 with respect to the issuance of the MCTO. In addition, (i) the Company is satisfying and confirms that it intends to continue to satisfy the provisions of the alternative information guidelines under NP 12-203 and issue bi-weekly default status reports for so long as the delay in filing the Annual Filings is continuing, each of which will be issued in the form of a press release; (ii) the Company does not have any information at this time regarding any anticipated specified default subsequent to the default in filing the Annual Filings; (iii) the Company is not subject to any insolvency proceedings; and (iv) there is no material information concerning the affairs of the Company that has not been generally disclosed.

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements regarding the timing, review, completion and filing of the Annual Filings, and duration of the MCTO; business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the Company may not complete its audit and file the Annual Filings as currently anticipated, or at all; the Company will be subject to a general cease trade order in the event that the Annual Filings are not completed and filed; and other related risks as more fully set out in the documents disclosed under the Company's filings at www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete and file the Annual Filings. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.